

Mail Stop 4631

January 12, 2010

Via U.S. mail and facsimile

Mr. Louis M. Riccio, Jr.
Senior Vice President and Chief Financial Officer
La-Z-Boy Incorporated
1284 North Telegraph Road
Monroe, MI 48162-3390

> RE: **Form 10-K for the fiscal year ended April 25, 2009**
> **Form 10-Q for the period ended October 24, 2009**
> **Definitive Proxy Statement on Schedule 14A filed July 1, 2009**
> **File No. 001-09656**

Dear Mr. Riccio:

We have reviewed your response letter dated December 15, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED APRIL 25, 2009

Critical Accounting Policies

Revenue Recognition and Related Allowances, page 34

1. We note your response to comment seven from our letter dated October 27, 2009. In your response, you supplementally explained the reasons for the significant increase in the allowance despite a 15% decrease in sales during 2009. However, it is unclear how you intend to revise your MD&A in future filings to more fully explain how the fluctuations in each of these line items related to each other. Your proposed future filing disclosures provided in your response appear to deal solely with changes to

critical accounting policies. Please show us how you will revise your MD&A to more fully explain the reason for fluctuations in your allowance between periods and the reasons why those fluctuations did or did not correlate to fluctuations in sales over the same period.

Consolidated Financial Statements

Note 1: Accounting Policies, page 46

2. We note your response to comment 14 from our letter dated October 27, 2009. Since practices among companies similar to yours may vary, we believe you should revise your future filings to clarify the retailers responsibilities for displaying and merchandizing products as well as their responsibilities for the ongoing management of dedicated retail space.

Note 15: Segment Information, page 64

3. We note your response to comment 19 from our letter dated October 27, 2009 and the revisions made in your October 24, 2009 Form 10-Q. Please revise your future filings so that eliminations are shown separately from other types of reconciling amounts. Please also revise your segment sales and operating income (loss) tables to include footnotes quantifying the inter-company transactions for each segment that required the eliminating entries. See paragraph 32 of SFAS 131. Please show us in your supplemental response what the revisions will look like.

Note 21: Fair Value Measurements, page 73

4. We note your response to comment 21 from our letter dated October 27, 2009 in which you indicate that you did not measure any assets or liabilities at fair value on a recurring basis during fiscal 2010. However, as a result of performing an impairment analysis during fiscal 2009, it appears that you measured goodwill and other assets at fair value on a non-recurring basis during fiscal 2009. Since the disclosures required by paragraphs 33-35 of SFAS 157 are required for each annual and interim period presented, it is unclear how the proposed future filing disclosures you provided in your supplemental response meet the requirements of paragraphs 33-35 of SFAS 157. Please advise or show us how you plan to revise your future filing disclosures to address this comment.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 24, 2009

Unaudited Consolidated Financial Statements

Note 4: Restricted Cash, page 8

5. We note your response to comment 22 from our letter dated October 27, 2009. As previously requested, please revise your MD&A to quantify the thresholds at which the excess loss insurance coverage would take effect for each risk (e.g. workers compensation, automobile liability, etc.). Your response letter indicated a range of excess loss insurance deductibles; however, these amounts were not presented in your proposed revisions to future filings. Please show us how you will revise your future filings accordingly.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON JULY 1, 2009

Compensation Discussion and Analysis

Base Salary, page 16

6. We note your response to comment 27 of our letter dated October 27, 2009. Please be advised that in accordance with Instruction 4 to Item 402(b) of Regulation S-K, the standard to use when determining whether disclosure would cause competitive harm for a registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to either Securities Act Rule 406 (17 CFR 230.406) and Exchange Act Rule 24b–2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4)) and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder. As such, simply stating that disclosure of personal objectives "could reveal highly confidential business plans" is insufficient for purposes of complying with Instruction 4. Please provide us supplementally with your analysis as to why the disclosure of these personal objectives is *likely* to cause you *significant* competitive harm.

Management Incentive Plan, page 16

7. We note your response to comment 28 of our letter dated October 27, 2009. Item 402(b)(2)(v) of Regulation S-K requires disclosure of specific items of corporate performance taken into account in setting compensation policies and making compensation decisions, which would include both qualitative and quantitative targets. Because payment of MIP awards is based solely upon the achievement of the operating margin and sales targets, making these performance targets integral to an investor's understanding of the company's compensation program, we do not agree

with your conclusion that disclosure of numeric targets is not material to investors. We note a similar concern with respect to the third paragraph of your response. Further, the competitive analysis provided in the second paragraph of your response is too broad and generic and lacks a legal and factual analysis that explains in detail how disclosure of each of the items you seek to keep confidential is likely to cause you significant competitive harm. Please provide to us on a supplemental basis a more detailed analysis as called for in the preceeding base salary comment above. We may have additional comments following review of your supplemental response.

* * * *

Please respond to these comments within 10 business days. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief